FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 3rd February 2012 – 29th February 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 February 2012.

2.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 3 February 2012.

3.	Press release entitled, “Disclosure and Transparency Rule 5.8.12 Notification of major interest in shares”, dated 3 February 2012.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 February 2012.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 February 2012.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 February 2012.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 February 2012.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 February 2012.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 February 2012.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 February 2012.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 February 2012.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 February 2012.

13.	Press release entitled, “AstraZeneca PLC Listing Rule LR 9.6.14 R (2)”, dated 16 February 2012.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 February 2012.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 February 2012.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 February 2012.

17.	Press release entitled, “European Commission approves CAPRELSA® (vandetanib) for patients with advanced medullary thyroid cancer”, dated 21 February 2012.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 February 2012.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 February 2012.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 February 2012.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 February 2012.

22.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 February 2012.

23.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 February 2012.

24.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 February 2012.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 February 2012.

26.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 28 February 2012.

27.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 28 February 2012.

28.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 28 February 2012.

29.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 February 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 5 March 2012	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 8 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 480,298 ordinary shares of AstraZeneca PLC at a price of 2984 pence per share on 2 February 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,282,394,320.

A C N Kemp
Company Secretary
3 February 2012

Item 2

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Simon Lowth, a Director of the Company, in the ordinary shares of AstraZeneca PLC has changed as detailed below.

On 3 February 2012, Mr Lowth sold 22,278 shares at a price of 2985 pence per share for reasons of personal financial planning.

As a result of this transaction, Mr Lowth has an interest in 239,085 shares, which represent approximately 0.02% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
3 February 2012

Item 3

Disclosure and Transparency Rule 5.8.12
Notification of major interest in shares

On 2 February 2012, Investor AB notified the Company that, on 1 February 2012, its interest in the US$0.25 ordinary shares of the Company (the “Shares”) had gone above a whole percentage point threshold to 4.02%.

The number of Shares, and voting rights, held by Investor AB remains unchanged at 51,587,810 and the increase in the percentage is due to the decrease in the number of Shares in issue as notified by the Company in its monthly voting rights and capital disclosure on 1 February 2012.

The full notification from Investor AB is set out below.

A C N Kemp
Company Secretary

3 February 2012

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	AstraZeneca PLC
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	A change in the total voting rights notified by AstraZeneca PLC on 1 February 2012	✓
3. Full name of person(s) subject to the notification obligation:	Investor AB
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	1 February 2012

6. Date on which issuer notified:	2 February 2012
7. Threshold(s) that is/are crossed or reached:	Holding increased to above 4%, from above 3%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares of $0.25 each	51,587,810	51,587,810	51,587,810	51,587,810	N/A	4.02%	N/A
ISIN – GB0009895292

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights
N/A	N/A	N/A		N/A			N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
N/A	N/A	N/A	N/A	N/A		Nominal	Delta
						N/A	N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
51,587,810				4.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	This notification has been prepared using the total voting rights figure of 1,283,229,265 ordinary shares as set out in the public announcement made by AstraZeneca PLC on 1 February 2012
14. Contact name:	Martin Bennett – Assistant Company Secretary
15. Contact telephone number:	020 7604 8157

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 February 2012, it purchased for cancellation 678,799 ordinary shares of AstraZeneca PLC at a price of 2992 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 8 February 2012.

Upon the cancellation of these shares, the number of shares in issue will be 1,281,741,232.

A C N Kemp
Company Secretary
6 February 2012

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 8 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 478,287 ordinary shares of AstraZeneca PLC at a price of 2997 pence per share on 6 February 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,281,295,585.

A C N Kemp
Company Secretary
7 February 2012

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 8 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 479,101 ordinary shares of AstraZeneca PLC at a price of 2991 pence per share on 7 February 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,280,834,705.

A C N Kemp
Company Secretary
8 February 2012

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 8 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 477,632 ordinary shares of AstraZeneca PLC at a price of 3001 pence per share on 8 February 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,280,368,174.

A C N Kemp
Company Secretary
9 February 2012

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 9 February 2012, it purchased for cancellation 335,195 ordinary shares of AstraZeneca PLC at a price of 3001 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,280,043,753.

A C N Kemp
Company Secretary
10 February 2012

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 10 February 2012, it purchased for cancellation 350,000 ordinary shares of AstraZeneca PLC at a price of 2983 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,279,745,197.

A C N Kemp
Company Secretary
13 February 2012

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 13 February 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 3003 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,279,498,369.

A C N Kemp
Company Secretary
14 February 2012

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 14 February 2012, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 3019 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,279,275,977.

A C N Kemp
Company Secretary
15 February 2012

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 15 February 2012, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2900 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,278,929,353.

A C N Kemp
Company Secretary
16 February 2012

Item 13

AstraZeneca PLC

Listing Rule LR 9.6.14 R (2)

David Brennan, Chief Executive Officer of AstraZeneca PLC, is to be appointed as a member of the Supervisory Board of Reed Elsevier NV and as a non-executive director of Reed Elsevier PLC with effect from 1 November 2012, subject to shareholder approval at the respective Reed Elsevier Annual General Meetings to be held on 24 and 25 April 2012.  He will also be appointed a non-executive director of Reed Elsevier Group plc.

A C N Kemp
Company Secretary
16 February 2012

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 16 February 2012, it purchased for cancellation 320,500 ordinary shares of AstraZeneca PLC at a price of 2864 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,278,612,607.

A C N Kemp
Company Secretary
17 February 2012

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 17 February 2012, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2847 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,278,312,607.

A C N Kemp
Company Secretary
20 February 2012

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 20 February 2012, it purchased for cancellation 310,000 ordinary shares of AstraZeneca PLC at a price of 2851 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,278,003,166.

A C N Kemp
Company Secretary
21 February 2012

Item 17

EUROPEAN COMMISSION APPROVES CAPRELSA® (vandetanib) FOR PATIENTS WITH ADVANCED MEDULLARY THYROID CANCER

AstraZeneca today announced that the European Commission has granted marketing authorisation for CAPRELSA® (vandetanib) for the treatment of aggressive and symptomatic medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease. CAPRELSA is the first approved treatment for advanced MTC in Europe.

This European Commission decision follows a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) on 17 November 2011 and is applicable to all 27 Member States of the European Union.

“Advanced Medullary Thyroid Cancer is a rare disease with a poor prognosis and clinical outcomes for patients with advanced MTC have not changed substantially in the past 20 years.” said AstraZeneca’s Dr. James Vasselli, CAPRELSA Medical Science Director. “CAPRELSA offers a new treatment option for these patients. It is the first advance of its kind for this devastating disease and we are delighted CAPRELSA has been approved for use in Europe.”

CAPRELSA was granted orphan drug status and approved by the US Food and Drug Administration in April 2011. CAPRELSA is also approved in Canada and is under review in Russia, Switzerland, Brazil, Mexico, Argentina and Australia.

The marketing authorisation of CAPRELSA is based on data from the Phase III CAPRELSA clinical trial programme, including the ZETA study, a double-blind trial of 331 patients with advanced MTC that has progressed and spread to other parts of the body, which showed a 54 per cent reduction in risk of disease progression compared to placebo (hazard ratio 0.46; 95% CI, 0.31–0.69; P<0.001). Common side effects observed were diarrhoea, rash, headache, fatigue and hypertension. The incidence of protocol-defined QTc prolongation was 14%.

NOTES TO EDITORS

About CAPRELSA (vandetanib)
CAPRELSA, a prescription oral kinase inhibitor treatment, is indicated for the treatment of aggressive and symptomatic medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease. For patients in whom Rearranged during Transfection (RET) mutation is not known or is negative, a possible lower benefit should be taken into account before individual treatment decision (see important information in sections 4.4 and 5.1 in the Product Information).

Clinical data show that patients benefit from treatment with CAPRELSA regardless of their RET status. The EC has granted this marketing authorisation which is conditional upon the completion of an observational trial. AstraZeneca will conduct this study to generate additional data to confirm the benefits in patients who are RET negative.

CAPRELSA uses two distinctive mechanisms of action – blocking the blood supply to the tumour by slowing the VEGF (vascular endothelial growth factor receptor) pathway and reducing the growth and survival of the tumour through EGFR (epidermal growth factor receptor) and RET (rearranged during transfection) pathways.

CAPRELSA is a registered trademark of the AstraZeneca group of companies.

About medullary thyroid cancer
Thyroid cancer affects approximately 48,000 people annually in Europe with an estimated mortality rate of 6,300. There are four types of thyroid cancer; papillary and follicular are the most common with anaplastic and medullary being less common (5 to 10 per cent of thyroid cancers are medullary). Medullary thyroid cancer (MTC) differs from papillary and follicular types as it does not arise from the thyroid cells themselves, but rather from the specialised "C-cells" that are in between the thyroid cells. These C-cells are found mostly in the upper and middle parts of the thyroid and produce a substance called calcitonin which can serve as a marker for the progression of MTC.

Approximately 25 per cent of all MTC cases are genetic in nature, caused by a mutation in the RET proto-oncogene. This is referred to as familial MTC and is likely to be diagnosed and treated in patients earlier. When there is no family history, MTC occurs by itself and is referred to as sporadic MTC. Patients who develop sporadic MTC tend to be older and present with more advanced stages of cancer at the time of initial diagnosis, compared to those with family history.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030
Sarah Lindgreen	+44 20 7604 8033

Investor Enquiries UK
James Ward-Lilley	+44 20 7604 8122 mob: +44 7785 432613
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

21 February 2012

- ENDS -

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 21 February 2012, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2843 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,277,706,751.

A C N Kemp
Company Secretary
22 February 2012

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 22 February 2012, it purchased for cancellation 310,000 ordinary shares of AstraZeneca PLC at a price of 2841 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,277,396,751.

A C N Kemp
Company Secretary
23 February 2012

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 23 February 2012, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2861 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,277,203,101.

A C N Kemp
Company Secretary
24 February 2012

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 24 February 2012, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2861 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,277,203,101.

A C N Kemp
Company Secretary
27 February 2012

Item 22

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of David Brennan, a Director of the Company, in AstraZeneca PLC Ordinary Shares of $0.25 each, has changed as detailed below.

On 24 February 2012, Mr Brennan was allocated 15,498 shares under the previously disclosed arrangements relating to the payment of annual bonuses whereby he is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 2851 pence per share.  Mr Brennan will become beneficially entitled to these shares on 24 February 2015.

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of this transaction, Mr Brennan has an interest in 671,918 Ordinary Shares and 81,229 AstraZeneca ADSs, which together represent approximately 0.06% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
27 February 2012

Item 23

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca PLC Ordinary Shares of $0.25 each, has changed as detailed below.

On 24 February 2012, Mr Lowth was allocated 9,001 shares under the previously disclosed arrangements relating to the payment of annual bonuses whereby he is required to defer a portion of the bonus earned into shares for a period of three years.  The shares were allocated at a price of 2851 pence per share.  Mr Lowth will become beneficially entitled to these shares on 24 February 2015.

As a result of this transaction, Mr Lowth has an interest in 270,364 Ordinary Shares, which represent approximately 0.02% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
27 February 2012

Item 24

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 24 February 2012, the following individuals, who are all persons discharging managerial responsibilities, acquired an interest in the USD0.25 Ordinary Shares or American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.  The interest arises as a result of the previously disclosed arrangements relating to the payment of annual bonuses whereby each individual is required to defer a portion of the bonus earned into shares for a period of three years.  The shares are awarded under the terms of the AstraZeneca Deferred Bonus Plan.  The individuals will become beneficially entitled to these shares on 24 February 2015. Ordinary Shares were awarded at 2851 pence per share. ADSs were awarded at $44.92 per share.

Name	Number of shares awarded
Katarina Ageborg	887
Martin Mackay	4,455
Jeff Pott	3,388
David Smith	2,506
Lynn Tetrault	2,477
Tony Zook	4,786

A C N Kemp
Company Secretary
27 February 2012

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 27 February 2012, it purchased for cancellation 23,000 ordinary shares of AstraZeneca PLC at a price of 2822 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,276,935,144.

A C N Kemp
Company Secretary
28 February 2012

Item 26

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of David Brennan, a Director of the Company, in AstraZeneca PLC Ordinary Shares of $0.25 each, has changed as detailed below.

On 27 February 2012, Mr Brennan received shares from the vesting of a previously announced award made in February 2009 under the AstraZeneca Deferred Bonus Plan whereby he has now become beneficially entitled to the shares.  Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
David R Brennan	17,992	9,409	8,583	2856p

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of this transaction, Mr Brennan has an interest in 662,509 Ordinary Shares and 81,229 AstraZeneca ADSs, which together represent approximately 0.06% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
28 February 2012

Item 27

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca PLC Ordinary Shares of $0.25 each, has changed as detailed below.

On 27 February 2012, Mr Lowth received shares from the vesting of a previously announced award made in February 2009 under the AstraZeneca Deferred Bonus Plan whereby he has now become beneficially entitled to the shares.  Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
Simon Lowth	9,775	5,083	4,692	2856p

As a result of these transactions, Mr Lowth has an interest in 243,003 Ordinary Shares, which represent approximately 0.02% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
28 February 2012

Item 28

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 27 February 2012, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each, changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in February 2009 under the AstraZeneca Deferred Bonus Plan whereby the individuals concerned have now become beneficially entitled to the shares.  In each case, sufficient shares were withheld to cover certain tax obligations arising on the vesting. The interests of Lynn Tetrault and Tony Zook are in American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

Name	Number of shares vested	Number of shares withheld	Net number of shares	Market price on vesting
David Smith	2,535	668	1,867	2856p
Lynn Tetrault	3,432	1,344	2,088	$45.44
Tony Zook	5,050	2,175	2,875	$45.44

A C N Kemp
Company Secretary
28 February 2012

Item 29

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that, on 28 February 2012, it purchased for cancellation 325,000 ordinary shares of AstraZeneca PLC at a price of 2825 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,276,616,144.

A C N Kemp
Company Secretary
29 February 2012